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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGE IN DIRECTORATE AND CHANGE OF CHAIRMAN

Semiconductor Manufacturing International Corporation (the “Company”) announces that:

1.	Professor Yang Yuan Wang (“Professor Wang”) has resigned as a Class III Independent Non-Executive Director and Chairman of the board of directors of the Company (“Board”) with effect from the closing of the annual general meeting of the Company held on 23 June 2009 (the “AGM”) and has been appointed as Honorary Chairman and Chief Scientific Advisor of the Company with effect upon his resignation; and

2.	Mr. Jiang Shang Zhou has been appointed as Chairman of the Board with effect from the closing of the AGM.

Professor Wang tendered his resignation as a Class III Independent Non-Executive Director and Chairman of the Board, which took effect from the closing of the AGM, as he wishes to devote more time to his research and teaching as a senior scientist.

Professor Wang has confirmed to the Company that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that need to be brought to the attention of the shareholders of the Company.

Upon the resignation of Professor Wang as Director and Chairman of the Board, his appointment by the Board as Honorary Chairman and Chief Scientific Advisor of the Company for the purposes of providing strategic advice to the Company took effect. The Company would like to take this opportunity to thank Professor Wang for his valuable service and contribution to the Company and welcome Professor Wang’s continuing contribution as the Company’s Honorary Chairman and Chief Scientific Advisor.

Mr. Jiang Shang Zhou, an independent non-executive Director, has been appointed as Chairman of the Board with effect from the closing of the AGM.

Mr. Jiang’s appointment as Chairman will cease upon his ceasing to be a director of the Company. Mr. Jiang was appointed as an independent non-executive director of the Company in 2006 and re-elected at AGM. In accordance with the Articles of Association of the Company, he will retire as a director at the Company’s 2012 Annual General Meeting of the shareholders and will then be eligible for re-election.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie), Gao Yonggang and Chen Shanzhi as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC
23 June 2009